CIBT EDUCATION GROUP INC. International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7 Tel: 604.871.9909 Fax: 604.871.9919 Email: info@cibt.net Web: www.cibt.net

CIBT Expands to India

December 7th, 2009 (CNW): CIBT Education Group Inc. (the “Company”) (NYSE Amex & TSXV symbol: MBA) reports that it has signed a term sheet agreement with a Canadian based investment holding company with an extensive business presence in India to license the brands CIBT School of Business and Sprott-Shaw Community College in a number of selected states in India.

The term sheet outlines the business terms, conditions and other milestones, for the licensee to establish several businesses and vocational and language training schools in India using the brands CIBT and Sprott-Shaw.  The term sheet also allows for the licensee to offer selected programs at campuses in India, market the program and recruit students from India to Canada, and establish credit transfer programs among India and other CIBT and Sprott-Shaw partner campuses worldwide.  The term sheet will form the basis of a formal licensing agreement to be negotiated by the parties.

"We are very pleased with this latest licensing arrangement as part of our global expansion strategy to increase our economies of scale, expand our network, and extend our outreach to emerging economies around the world.  A global distribution network enables us to export our western education content to overseas campuses while attracting international students to study at our domestic campuses to gain experience learning abroad", commented Toby Chu, Vice Chairman, President and CEO of CIBT Group.  "There are many exciting markets globally with attractive potential, but we recognize that in order to capitalize on these opportunities, we must work with local partners in order to minimize risk, maximize returns and continue to increase our enterprise value.  By licensing our brands to emerging countries, we can control the risks and minimize our capital investments."

About CIBT Education Group Inc:

CIBT Education Group Inc. (“CIBT”) is an education management and investment company with a special focus on the global education market.  Its subsidiaries, CIBT School of Business, Tourism Training Institute (Beijing), and Sprott-Shaw Degree College Corp., which is comprised of Sprott-Shaw Degree College, Sprott-Shaw Community College (established in 1903) and Sprott-Shaw International Language College, possess a combined operating history of over 136 years in China and Canada’s education sectors.  CIBT owns and operates a network of business, technical and language colleges with presence at over 40 campuses and teaching locations including Australia, Canada, China, Jamaica, New Zealand, the Netherlands, the Philippines, South Korea, the United Kingdom, the United States and Vietnam. CIBT delivers Western and Chinese accredited business and management degree programs, automotive maintenance programs, IT programs, travel and tourism programs and career/vocational programs through its network of campuses and academic partnerships around the world.  CIBT Group also owns Irix Design Group, a leading design and advertising company based in Vancouver, Canada.  In 2008, Irix Design was ranked 15th in the list of Biggest Ad Agencies in Greater Vancouver by the Business in Vancouver newspaper.

CIBT Education Group Inc.

“Toby Chu”

Toby Chu
Vice-Chairman, President & CEO

This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction.

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